December 3, 2018

Mark Cowan

Senior Counsel

Disclosure Review and Accounting Office

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E. (Mail Stop 5-6)

Washington, D.C. 20549

RE:	RiverSource Life Insurance Company (“Company”)

RiverSource Variable Life Separate Account (“Registrant”)

Initial Registration Statement on Form N-6

File Nos. 333-227506/811-04298

RiverSource Life Insurance Co. of New York (“Company”)

RiverSource of New York Account 8 (“Registrant”)

Initial Registration Statement on Form N-6

File Nos. 333-227507/811-05213

Dear Mr. Cowan:

This letter is in response to the Staff’s comments we received on November 20, 2018, for the above-referenced Initial Registration Statement filings which we filed on or about September 24, 2018. Comments and responses are outlined below.

Comment 1.

Please confirm that all missing information, including the financial statements and all exhibits, will be filed in pre-effective amendments to the registration statements. We may have further comments when you supply the omitted information.

Response: Registrant confirms that all missing information, including the financial statements and all exhibits, will be filed in pre-effective amendments to the registration statements.

Comment 2.

Please note that comments we give on disclosure in one section apply to other sections of the filing that contain the same or similar disclosure.

Response: Registrant notes that comments received on disclosure in one section apply to other sections of the filing that contain the same or similar disclosure.

Comment 3.

The cover page states that “This prospectus provides a general description of the policy. Your actual policy and any riders or endorsements are the controlling documents.” Please delete this disclosure. All material terms of the policy and endorsements must be described in the prospectus and the prospectus must control. The insurance company may direct investors to the policy for more detailed information and policy specifications unique to the investor. Also, please add the following to the national version of the policy: “All material state variations are disclosed in the prospectus.”

Response: Registrant has deleted the disclosure “This prospectus provides a general description of the policy.

Your actual policy and any riders or endorsements are the controlling documents.”

Registrant has added the following disclosure to the national version (333-227506/811-04298) of the prospectus: “All material state variations are disclosed in the prospectus.”

Comment 4.

Periodic Charges Other than Fund Operating Expenses. For all charges where a “minimum and maximum” charge and a “guaranteed and current” charge are shown, please explain supplementally to the staff the difference. Also, please see comment 16 below with regard to this issue and revise as appropriate.

Response: The minimum and maximum charge is disclosed in the prospectus when the charge varies by the characteristics of the insured (gender, class, age, etc.) It is the minimum and maximum charge that could be charged on the block of business. In these instances, we include a representative insured and for that insured we include the current and guaranteed charge. We have formatted these sections differently to make it clear that the current and guaranteed charges quoted are referring to the representative insured.

Comment 5.

State Premium Taxes. Please add a line item to the Transaction Fees table for “State Premium Taxes.”

Response: Registrant has revised the Transaction Fees table to include a line item for “State Premium Taxes”:

CHARGE	WHEN CHARGE IS DEDUCTED	AMOUNT DEDUCTED
State Premium Taxes	When you pay premium.	Deducted from each premium payment. See discussion under “Premium Expense Charge.”

Comment 6.

Interest Rate on Payments under Accelerated Benefit Rider for Terminal Illness. Please specify the actual charge in the fee table.

Response: Registrant has revised the disclosure in the following manner:

CHARGE	WHEN CHARGE IS DEDUCTED	AMOUNT DEDUCTED
Interest Rate on Loan Established under the Accelerated Benefit Rider for Terminal Illness (ABRTI)	Annually, payable at the end of each policy year.

•   For that part of the accelerated benefit which does not exceed policy value available for policy loans when an accelerated benefit is requested, we will charge the policy’s Guaranteed Loan Interest Rate shown under Policy Data (currently 4%).

•   For that part of the accelerated benefit which exceeds policy value available for policy loans when the accelerated benefit is requested, the greatest of:

•   the current yield on 90-day Treasury bills, or

•   the current maximum statutory adjustable policy loan interest rate, or

•   the policy’s Guaranteed Loan Interest Rate shown under Policy Data (currently 4%).

Comment 7.

Overloan Protection Benefit. Please also include the maximum charge for the Overloan Protection Benefit.

Response: Registrant has revised disclosure in the Overloan Protection Benefit section of the Fee Table to include that the minimum and maximum charge upon exercise of the benefit is 3%.

Comment 8.

Death Benefit. Under each death benefit option, the amount payable can be, if greater, “a percentage of the policy value.” Please indicate where this “percentage” is indicated. Also, please indicate the form of death benefit option that will be provided if a particular death benefit option has not been elected.

Response: Registrant has added the following disclosure under each death benefit option described in the Policy Benefits table: “This percentage is shown in the Death Benefit Percentage Table under Policy Data.”

Registrant notes that the applicant must select a death benefit option at time of application; a policy will not be issued if no death benefit option has been selected.

Comment 9.

Right to Examine Your Policy. During the “Free Look” an investor may return the policy and receive a full refund of premiums paid. Until the policy date, premiums are held in the fixed account with interest credited on any net premiums (gross premiums minus premium expense charge) at the current fixed account rate. Please disclose whether investors will be refunded the greater of premium payments or policy value.

Response: Registrant has revised the disclosure under the “Right to Examine Your Policy (“Free Look”): How it Works” section of the Policy Benefits table to read:

Until the policy date, we hold premiums, if any, in the fixed account and we credit interest on any net premiums (gross premiums minus premium expense charge) at the current fixed account rate. However, if you exercise your right to examine your policy under the “Free Look” provision of the policy, you will receive a full refund of all premiums paid.

You may mail or deliver the policy to our Service Center or to your sales representative with a written request for cancellation by the 10th day after you receive it (20th day in North Dakota). On the date your request is postmarked or received, the policy will immediately be considered void from the start.

Under our current administrative practice, your request to cancel the policy under the “Free Look” provision will be honored if received at our Service Center within 30 days from the latest of the following dates:

•	The date we mail the policy from our Service Center.

•	The policy date (only if the policy is issued in force).

•	The date your sales representative delivers the policy to you as evidenced by our policy delivery receipt, which you must sign and date.

We reserve the right to change or discontinue this administrative practice at any time.

Comment 10.

Loans. Please consider describing the purpose of loans (i.e., to access policy value without the taxes and surrender charges associated with withdrawals).

Response: Registrant has revised the disclosure under the “Loans: How it Works” section of the Policy Benefits table to read:

Generally, you may access your policy’s cash surrender value through policy loans without incurring taxes or surrender charges associated with withdrawals. See discussion under “Policy Loans” and “Federal Taxes.”

Comment 11.

Investment Choices. The Indexed Accounts investment choices introduces terms that have not been defined, such as “cumulative guaranteed interest rate.” If the cumulative guaranteed interest rate is the segment growth rate cap for all Indexed Accounts, please explain that this means an investor is not entitled to any minimum cap rate and that with fees and charges, an investor may lose more than his or her investment in the Indexed Accounts. In addition, please disclose whether the minimum guaranteed rate complies with all applicable state non-forfeiture laws.

Response: The cumulative guaranteed interest rate is not the segment growth cap for all indexed accounts and therefore, we do not feel a change is needed. This product does comply with applicable state standard non-forfeiture compliance interest rate assumptions.

Comment 12.

Optional Insurance Benefits. With respect to the Overloan Protection Benefit, please disclose, if accurate, that the death benefit may be reduced (significantly) to the minimum amount permitted under the tax code to maintain the policy’s status as a life insurance policy.

Response: Given the conditions that must be met to exercise this benefit and that fact that the death benefit after the benefit is exercised is equal to the greater of the indebtedness or the policy value multiplied by the applicable percentage to maintain the policy’s status as a life insurance policy, the death benefit will not be reduced significantly when exercised.

Specifically, to exercise this benefit, below are two conditions that must be met that will mean the death benefit is not reduced significantly upon exercise due to the relationship between the indebtedness and the death benefit prior to exercise:

•	Policy indebtedness must be greater than the current specified amount and greater than or equal to 95% of the policy value.

•	The death benefit in effect is option 1.

Comment 13.

Optional Insurance Benefits. Also, with respect to the Optional Insurance Benefits generally, please confirm supplementally to the staff that all material terms of the policy are identified in the prospectus.

Response: All material terms of the optional insurance benefits are identified in the prospectus.

Comment 14.

As the Indexed Accounts are investment options under the policy, please disclose the risks associated with the Indexed Accounts. For example, an investor may never receive an interest credit on amounts invested in the Indexed Accounts. Also, if true, with fees and charges, an investor could lose more than his or her investment in the Indexed Accounts.

Response: Registrant has added the following disclosure to “The Indexed Accounts” section of the prospectus:

This means that you may never receive indexed interest on amounts invested in the 1-year point-to-point indexed account. Also, if fees and charges under the policy are deducted from the indexed accounts, you could lose more than the premiums you’ve paid into the indexed account(s). For further discussion see “Order of Deductions from Policy Value.”

Comment 15.

Cost of Insurance. Please disclose the contract’s underwriting requirements. If RiverSource Life’s use of simplified underwriting or other underwriting methods would cause healthy individuals to pay higher cost of insurance rates than they would pay if RiverSource Life used different underwriting methods, then please state that the cost of insurance rates are higher for healthy individuals as a result of that method of underwriting being used. See Instruction 2 to Item 5(a).

Response: Registrant notes that underwriting requirements are generally described under the “Purchasing Your Policy” section of the prospectus. All applications for the policy will be fully underwritten and will not be subject to simplified underwriting. Therefore, Registrant does not see the need to add disclosure related to cost of insurance rates for healthy insureds.

Comment 16.

Indexed Account Charge. The disclosure states “We reserve the right to change this charge in the future, including varying it by indexed account; however, it will never exceed the guaranteed indexed account charge shown in the Policy Data section of the policy.” This reservation should be deleted (entire sentence) because both the current and guaranteed charge are the same. Please note that a maximum charge disclosed in the fee table should be the maximum guaranteed charge that can be imposed under the policy based on the current prospectus; and not the maximum charge that may be imposed in the future (i.e., a charge that would not apply to current purchasers or existing policy owners). Increases in charges that would apply only to future sales typically should be made in a future amendment to the registration statement.

Response: Registrant has removed the sentence “We reserve the right to change this charge in the future, including varying it by indexed account; however, it will never exceed the guaranteed indexed account charge shown in the Policy Data section of the policy.” Registrant has revised disclosure in the Fee Table in the following manner:

CHARGE	WHEN CHARGE IS DEDUCTED	AMOUNT DEDUCTED
Indexed Account Charge	Monthly.	Annual rate of 0.60% applied monthly.

Comment 17.

Please confirm in the disclosure that the current mortality and expense risk charge is zero, as reflected in the fee table.

Response: Registrant has revised disclosure under the “Monthly Deduction” section of the prospectus in the following manner:

“4. Mortality and expense risk charge: compensates us for assuming the mortality and expense risks under the policy. Currently, the mortality and expense risk charge is 0%. (See discussion under “Mortality and Expense Risk Charge”.)”

Comment 18. Please add disclosure stating that fund shares owned by RiverSource Life and its affiliates in their own names will also be proportionately voted.

Response: Registrant has revised disclosure under the “Voting Rights” section of the prospectus to read:

“As a policy owner with investments in the subaccounts, you may vote on important fund matters. We calculate votes separately for each subaccount. We will send notice of shareholders’ meetings, proxy materials and a statement of the number of votes to which you are entitled.

We are the legal owner of all fund shares and therefore hold all voting rights. However, to the extent required by law, we will vote the shares of each fund according to instructions we receive from policy owners. We will vote shares for which we have not received instructions and shares that we or our affiliates own in our own names in the same proportion as the votes for which we received instructions. As a result of this proportional voting, in cases when a small number of policy owners vote, their votes will have a greater impact and may even control the outcome.”

Comment 19. It is noted that the Fixed Account and the Indexed Accounts are the options supported by the company’s General Account. Please clarify that these General Account obligations are subject to RiverSource Life’s claims paying ability and financial strength.

Response: Registrant has revised the disclosure under “The Fixed Account” to read:

“Keep in mind that this guarantee is based on the financial strength and claims-paying ability of RiverSource Life Insurance Company [RiverSource Life Insurance Co. of New York].”

Registrant has revised disclosure under “The Indexed Accounts” to read:

“Keep in mind that this guarantee is based on the financial strength and claims-paying ability of RiverSource Life Insurance Company [RiverSource Life Insurance Co. of New York].”

Comment 20. Please specify how an investor can obtain the current and renewal rates, and when interest will be credited.

Response: Registrant has added the following disclosure to “The Fixed Account” section of the prospectus:

Your statement will include the average interest rate currently earned on policy value in the fixed account as well as the interest rate that will be credited on any new money allocated to the fixed account. Interest is credited daily. For additional information on interest rates, contact your sales representative or RiverSource Life [RiverSource Life of NY] at the address or telephone number shown on the first page of this prospectus.

Comment 21. Please revise the disclosure of the Indexed Accounts to describe in plain English the terms of the Indexed Accounts (e.g., describe each currently offered Indexed Account by identifying the reference index, applicable minimum participation rate, guaranteed minimum cap, etc.). Also, please explain the meaning of “the policy value that you place in the indexed accounts is guaranteed an interest rate of 0% for the 1 year point-to-point indexed account, and 1% for the 2 year . . .” and revise using plain English. Does this mean that for the 1 year point-to-point indexed account, an investor would not lose any policy value invested in the indexed account and would earn at least 1% for the 2 year point-to-point indexed account? If these rates refer to a floor, please revise to make that clear.

Response: Registrant has revised disclosure in “The Indexed Accounts” section of the prospectus as follows:

“You can allocate net premiums to the indexed accounts, transfer policy value from the subaccounts or the fixed account to the indexed accounts or allocate the segment maturity value of an indexed account to the indexed accounts (with certain restrictions, explained in “Transfers Among the Fixed Account, Indexed Accounts and Subaccounts”). Amounts allocated to the indexed accounts become part of our general account.

Placing policy value in the indexed accounts does not entitle you to share in the general account’s investment experience, nor does it expose you to the general account’s investment risk. Instead, the policy value that you place in the indexed accounts is guaranteed an indexed interest rate of 0% for the 1-year point-to-point indexed account (considered a 0% “floor”), and 1% for the 2-year point-to-point indexed account (considered a 1% “floor”), independent of the actual investment experience of the general account. Keep in mind that this guarantee is based on the financial strength and claims-paying ability of RiverSource Life Insurance Company [RiverSource Life

Insurance Co. of New York]. We are not obligated to credit indexed interest at any rate higher than 0% for the 1-year point-to-point indexed account, and 1% for the 2-year point-to-point indexed account, although we may do so at our sole discretion. This means that you may never receive indexed interest on amounts invested in the 1-year point-to-point indexed account and you may receive only 1% for amounts invested in the 2-year point-to-point indexed account. Also, if fees and charges under the policy are deducted from the indexed accounts, you could lose more than the premiums you’ve paid into the indexed account(s). For further discussion see “Order of Deductions from Policy Value.”

Indexed interest rates credited in excess of the guaranteed rate will be based on various factors including: 1) the return of the underlying index (currently the S&P 500 Index for both the 1-year and 2-year point-to-point indexed accounts); the segment participation rate (currently 100% for both the 1-year and 2-year point-to-point indexed accounts); and 3) the cap and floor rates in effect at the start of each segment. A segment is the portion of an indexed account that is associated with a particular segment start date. The segment participation rate is the percentage of the index growth rate that is used to calculate indexed interest. The cap rate is the maximum interest rate over an indexed interest period (1-year or 2-year period). The cap rate will never be lower than 3% for the 1-year point-to-point indexed account, and 5% for the 2-year point-to-point indexed account.

When you apply for your policy you will receive an illustration showing the current indexed account cap and floor rates in effect at that time. Subsequently, your statement will include the current cap rate in effect for all indexed accounts. In addition, we will provide notification on your statement if a segment’s cap or floor rate has decreased since your last statement.

The portion of policy value allocated to the indexed accounts earns interest based on a change in the value of the S&P 500 Index. An indexed account includes a corresponding interim account and one or more segments. Any money allocated to an indexed account will first be deposited into the corresponding interim account. An interim account temporarily holds net premiums, loan repayments and other amounts you request to be allocated to an indexed account. An interim account earns interest at a fixed rate not less than the fixed account guaranteed interest rate shown in the Policy Data section of the policy.

On the 20th day of the calendar month, if the value of the interim account is $25 or greater, it will be transferred to a segment of the corresponding indexed account. This will begin a new “segment”, which is the portion of an indexed account created each time a transfer is made from the interim account to the indexed account. A segment lasts for a 12- or 24-month term and is eligible for indexed interest at the segment maturity date (the last day of the 12- or 24-month term). Once money is transferred to a segment it cannot be transferred out of the segment until the segment maturity date, unless required to satisfy monthly deduction requirements or as required to make a loan or surrender. You may have policy value in multiple segments at any given time.

Indexed interest is credited to the segment at the end of the segment term and is equal to the average segment value multiplied by the indexed interest rate.”

Comment 22. Please specify how an investor will be notified of the initial cap (and floor) rates, as well as those applicable at segment renewal.

Response: Registrant has added the following disclosure to “The Indexed Accounts” section of the prospectus:

“When you apply for your policy you will receive an illustration showing the current indexed account cap and floor rates in effect at that time. Subsequently, your statement will include the current cap rate in effect for all indexed accounts. In addition, we will provide notification on your statement if a segment’s cap or floor rate has decreased since your last statement.”

Comment 23. With respect to the segment maturity value, please disclose the procedure for an investor to reallocate segment maturity value to the fixed account, subaccounts, and/or indexed accounts for succeeding time periods/segments.

Response: The following disclosure has been added to “The Indexed Accounts” section of the prospectus:

The indexed interest credited plus the segment value at the end of the segment term result in the segment maturity value. The segment maturity value is reallocated to the fixed account, subaccounts, and/or indexed accounts according to the segment reallocation percentages you have selected. The amount reallocated to the indexed accounts along with any money in the interim account is then combined to start a new segment. Each available indexed account has its own segment reallocation percentages that can be selected when you apply for the policy. You may change the segment reallocation percentages at any time by written request or any other requests acceptable to us. Any change to the segment reallocation percentages will be effective for all segments of an indexed account maturing after the receipt of the request. In absence of a selection of the segment reallocation percentages, segment maturity value will be allocated to the same indexed account.

Comment 24. In the paragraph describing the Minimum Initial Premium Guarantee, the disclosure states that a policy owner may choose to pay only the minimum initial premium during the “minimum initial premium period.” Should the disclosure reference be to the “minimum initial premium guarantee?” A similar reference is made in the subsequent sections entitled “No Lapse Guarantees” and “Changes in Specified Amount.”

Response: Registrant has updated disclosure throughout the prospectus as appropriate to accurately reflect references to the minimum initial premium guarantee.

Comment 25. Please make Key Terms identifiable throughout the prospectus (e.g., capitalizing defined terms).

Response: Registrant will revise the registration statement by definitive filing to clearly identify Key Terms throughout the prospectus prior to offering the products for sale to investors.

Comment 26. With respect to the Segment Floor and Segment Growth Cap, please explain to the staff what is meant by “…, including both the segment guaranteed annual interest rate and the indexed interest rate.”

Response: “Including both the segment guaranteed annual interest rate and the indexed interest rate” means that the sum of these two items make up the segment cap and segment floor if either are applicable given the index growth rate. The maximum indexed interest rate is equal to the segment growth cap less the segment guaranteed annual interest rate; therefore, the sum of these two items equals the segment growth cap. For example, if the segment growth cap is 10% and the segment guaranteed interest rate is 1%, the indexed interest rate is equal to 9%. So the 10% segment growth cap is equal to the segment guaranteed rate of 1% plus the indexed interest rate of 9%.

Comment 27. Please update the address for of the Securities and Exchange Commission to: 100 F St. N.E., Washington, D.C. 20549-8629.

Response: Registrant has updated the address as requested.

Comment 28. Please state the name and principal business address of the Registrant’s custodian and independent public accountant and describe generally the services performed by each.

Response:

Registrant (RiverSource Variable Life Separate Account) has revised the disclosure to read:

Custodian

RiverSource Life is the custodian of the assets of RiverSource Variable Life Separate Account. RiverSource Life holds these assets for safekeeping, maintains records and accounts relating to the variable account including purchase and redemption transactions, and is responsible for administration of the policies. RiverSource Life’s principal offices are located at 70100 Ameriprise Financial Center, Minneapolis MN 55474.

Independent Registered Public Accounting Firm

The consolidated financial statements of RiverSource Life Insurance Company and its subsidiaries as of December 31, 2017 and December 31, 2016 and for each of the three years in the period ended December 31, 2017 and the financial statements of each of the divisions of RiverSource Variable Life Separate Account as of December 31, 2017 and for the period then ended and the statement of changes in net assets for the period ended December 31, 2016 included in this Statement of Additional Information have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP provides accounting and auditing services to RiverSource Life and the variable account. PricewaterhouseCoopers LLP’s principal business address is 45 South Seventh Street, Suite 3400, Minneapolis MN 55402.

Registrant (RiverSource of New York Account 8) has revised the disclosure to read:

Custodian

RiverSource Life of NY is the custodian of the assets of RiverSource of New York Account 8. RiverSource Life of NY holds these assets for safekeeping, maintains records and accounts relating to the variable account including purchase and redemption transactions, and is responsible for administration of the policies. RiverSource Life of NY’s principal offices are located at 20 Madison Avenue Extension, Albany NY 12203.

Independent Registered Public Accounting Firm

The financial statements of RiverSource Life Insurance Co. of New York as of December 31, 2017 and December 31, 2016 and for each of the three years in the period ended December 31, 2017 and the financial statements of each of the divisions of RiverSource of New York Account 8 as of December 31, 2017 and for the period then ended and the statement of changes in net assets for the period ended December 31, 2016 included in this Statement of Additional Information have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP provides accounting and auditing services to RiverSource Life of NY and the variable account. PricewaterhouseCoopers LLP’s principal business address is 45 South Seventh Street, Suite 3400, Minneapolis MN 55402.

If you have any questions concerning this filing or responses to the comments, please contact me at (612) 678-5337.

Sincerely,

/s/ Nicole D. Wood
Nicole D. Wood
Assistant General Counsel and Assistant Secretary
RiverSource Life Insurance Company

/s/ Nicole D. Wood
Nicole D. Wood
Assistant General Counsel
RiverSource Life Insurance Co. of New York